
10035277

...SE COMMISSION
...., D.C. 20549

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SEC FILE NUMBER
8-53340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR AS OF **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

COLE PARTNERS, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 North LaSalle St., Suite 501
(No. and Street)

Chicago	**Illinois**	**60610**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley F. Cole **(312) 644-4486**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/15/2010

OATH OR AFFIRMATION

I, **Bradley F. Cole**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Cole Partners, L.L.C.** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Managing Member
Title

Subscribed and sworn to before me this

24th day of February, 2010


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012



Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Cole Partners, L.L.C.

We have audited the accompanying statement of financial condition of Cole Partners, L.L.C. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company's investments in affiliated funds totaling $773,197 at December 31, 2009, nor were we able to satisfy ourselves by other auditing procedures.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the affiliates' investments and earnings, the financial statement referred to above presents fairly, in all material respects, the financial position of Cole Partners, L.L.C. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2010

COLE PARTNERS, L.L.C.

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	360,538
Fees receivable		146,121
Investment in affiliated funds, at fair value		773,197
Receivable from affiliate		231,148
Furniture, equipment and leasehold improvement, at cost (net of accumulated depreciation and amortization of $122,361)		41,108
Other assets		24,677
	$	1,576,789

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	97,878
Member's equity		1,478,911
	$	1,576,789

See accompanying notes.

---

1. Organization and Business

Cole Partners, L.L.C. (the "Company"), an Illinois limited liability company, was organized on March 18, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company arranges private placements, distributions of securities that do not involve public offerings on a "best efforts" (agency) basis, for which it receives fees in various forms, including continuing participations in management and incentive fees.

2. Summary of Significant Accounting Policies

Fair Value Investments
The Company's investments in other funds are reported in the statement of financial condition at fair value which is equal to the market value of the net assets of the investment. The Company records its proportionate share of income or loss from the investments in the statement of operations. The underlying funds value securities and other financial instruments at market value, when available, or at fair value determined by the management of the respective funds when no readily ascertainable market value exists. Due to the inherent uncertainty of these valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Depreciation and amortization
Depreciation of furniture and equipment is computed on the basis of estimated useful lives using the straight-line method. Leasehold improvements are being amortized over the term of the associated lease.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax return of the member.

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related-Party Transactions

For the year ended December 31, 2009, the Company had a receivable from a related party, totaling $231,148 for management fee reimbursement. The receivable is reflected as receivable from affiliate in the statement of financial condition.

3. Related-Party Transactions, continued

As of December 31, 2009, the Company has investments in Tellus Fund, LP and Tellus Liquid Commodity Fund, LLC, affiliated funds, totaling approximately $294,000 and $479,000 respectively, which are reflected in the statement of financial condition. Tellus Fund, LP, a Delaware limited partnership, is a private investment fund which invests substantially all of its assets in Tellus Master Fund, Ltd., a limited liability investment company that is structured to achieve its objectives through a multi-manager, multi-strategy, diversified investment approach. Tellus Liquid Commodity Fund, LLC, a Delaware limited liability company, is a multi-advisor managed futures fund that seeks to achieve consistently superior, long-term investment results, mainly through a multi-manager, multi-strategy, diversified investment approach.

4. Benefit Plan

The Company has also established a salary reduction 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2009 totaled approximately $65,500.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 % of “aggregate indebtedness”, as defined.

At December 31, 2009, the Company had net capital and net capital requirements of $262,660, and $6,525, respectively.

6. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

6. Fair Value Disclosure, continued

Level 1 Inputs - Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant, unobservable input level 3 during the year ended December 31, 2009:

	Beginning Balance	Purchase	Redemption	Net Realized and Unrealized	Ending Balance
Tellus Fund, LP	$ 104,500	$ 200,000	$ -	$ (10,570)	$ 293,930
Tellus Liquid Commodity Fund, LLC	-	500,000	-	(20,733)	479,267
Other	52,359	-	(59,330)	6,971	-
Total	$ 156,859	$ 700,000	$ (59,330)	$ (24,332)	$ 773,197

7. Subsequent Event

After the year ended December 31, 2009, the Company was named as a party to an arbitration. In the opinion of management, based on consultation with legal counsel, this action will not result in any material or adverse effect on the financial position of the Company.

SUPPLEMENTAL SCHEDULES

COLE PARTNERS, L.L.C.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2009

Computation of net capital		
Total member's equity		$ 1,478,911
Deductions and /or charges:		
Nonallowable assets:		
Fees receivable	$ 146,121	
Investment in funds, at fair value	773,197	
Receivable from affiliate	231,148	
Fixed assets, net	41,108	
Other assets	24,677	(1,216,251)
Net capital		$ 262,660
Computation of basic capital requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		6,525
Net capital in excess of net capital requirement		$ 256,135
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 97,878
Ratio of aggregate indebtedness to net capital		% 37.26

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

See accompanying notes.

COLE PARTNERS, L.L.C.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.

COLE PARTNERS, L.L.C.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Cole Partners, L.L.C.

In planning and performing our audit of the statement of financial condition of Cole Partners, L.L.C. (the "Company") as of December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2010

COLE PARTNERS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2009

AVAILABLE FOR PUBLIC INSPECTION